
February 4, 2021

Yandai Wang
Chief Executive Officer
SOS Limited
Room 8888, Jiudingfeng Building, 888 Changbaishan Road
Qingdao Area, China (Shandong) Pilot Free Trade Zone
People's Republic of China

> **Re: SOS Limited**
> **Registration Statement on Form F-3**
> **Filed January 21, 2021**
> **File No. 333-252279**

Dear Mr. Wang:

     We have limited our review of your registration statement to the issue we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form F-3

General

1.   We note that you relied upon General Instruction I.B.5. for purposes of selling up to $60 million of the securities registered on your prior Form F-3 declared effective November 30, 2020 (File No. 333-250145). Given the prospectus supplement you filed on December 28, 2020, please tell us how you concluded that you have not offered or sold any securities pursuant to General Instruction I.B.5. of Form F-3 during the 12 calendar months prior to and including the date of the prospectus, as you state on the cover page, and revise as appropriate. With respect to the primary offering, to the extent that you are relying on General Instruction I.B.5., please revise the cover page to disclose the calculations required by Instruction 7 thereto, including the aggregate market value of your outstanding voting and nonvoting common equity pursuant to General Instruction I.B.5. Alternatively, please provide us with the calculations used to determine that you meet the $75 million public float set forth in General Instruction I.B.1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance